Star Peak Energy Transition Corp.

1603 Orrington Avenue, 13th Floor
Evanston, Illinois 60201
March 26, 2021

VIA EDGAR

Attention:	Ernest Greene

   Anne McConnell

   Geoff Kruczek

   Sherry Haywood

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549

Re:	Star Peak Energy Transition Corp. Amendment No. 4 to Registration Statement on Form S-4 Filed March 25, 2021 File No. 333-251397

Ladies and Gentlemen:

This letter sets forth the response of Star Peak Energy Transition Corp. (the “Company” or “STPK”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated March 25, 2021, with respect to the above referenced Amendment No. 4 to Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing a revised Registration Statement on Form S-4 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 4 to Registration Statement on Form S-4

Exhibit 23.1, page II-6

1.                  Staff’s comment:

Star Peak's auditors' consent refers to Registration Statement Amendment No. 3 on Form S-4 rather than Amendment No. 4 on Form S-4. Please make arrangements with the auditor to revise their consent and, if they refer to an amendment, to refer to the appropriate amendment.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s auditors’ have revised their consent in accordance with the Staff’s comment.

*****

We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Matthew R. Pacey, P.C. of Kirkland & Ellis LLP at (713) 836-3786 or Bryan D. Flannery of Kirkland & Ellis LLP at (713) 836-3573 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

STAR PEAK ENERGY TRANSITION CORP.

By:	/s/ Eric Scheyer
Name: Eric Scheyer
Title: Chief Executive Officer

cc:    John Carrington, Stem, Inc.

        John T. Gaffney, Gibson, Dunn & Crutcher LLP

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